EXHIBIT 10.1

October 22, 2018

Matteo Anversa

23599 Stanford Road

Shaker Heights, OH 44122

Dear Matteo:

On behalf of Gentherm Incorporated (“Gentherm” or the “Company”), I am very excited to present to you an offer of employment for the position of Executive Vice-President and Chief Financial Officer. In this position you would be part of Gentherm’s Executive Committee and report directly to Phil Eyler. Your compensation package would be as set forth in the attached term sheet, the terms of which are incorporated into this letter, collectively comprising the Offer Letter Agreement between you and the Company.

I believe that you would find this role to be exciting, challenging and rewarding. The entire leadership team is thrilled at the prospect of you joining our Company.

As with all positions at Gentherm, the following conditions apply: (1) you would be permitted to begin employment with the Company only after you provide required documentation verifying your identity and employment eligibility in the United States, (2) your employment is contingent upon successfully passing a pre-employment drug test and background check, (3) your employment would be “at-will” and terminable at any time for any reason, and (4) your employment is contingent upon your signing, on or prior to your first day of employment, the attached Confidential Information and Inventions Assignment Agreement. Other than as set forth above, there are no other conditions to this offer. This offer supersedes and preempts any prior understandings, agreements or representations by or between you and Gentherm, written or oral, regarding the subject matter hereof.

Please contact me should you have any questions; otherwise, your signature below will confirm your acceptance the terms of this offer. Please return a signed copy to me via email (Barbara.runyon@gentherm.com).

I am looking forward with great anticipation to working with you!

Sincerely,

/s/ Barbara Runyon	/s/ Phillip M. Eyler
Barbara Runyon	Phillip M. Eyler
Senior Vice President and CHRO	President and CEO

cc: Phillip Eyler

AGREED TO AND ACCEPTED BY:

/s/ Matteo Anversa	10/22/2018
Matteo Anversa	Date

Compensation Term Sheet

Matteo Anversa

Attachment to Offer Letter Dated October 22, 2018

POSITION

Position	Executive Vice President and Chief Financial Officer

Primary Work Location	Gentherm Headquarters, Northville MI

DIRECT COMPENSATION

Salary	Annual salary of $500,000 per year (paid semi-monthly)

Bonus Program	The position has a 60% target bonus under the Gentherm Performance Bonus Plan (prorated in the first year of your employment to reflect a partial year, if applicable) (the “Bonus”). Under such bonus plan, your Bonus will be based on a combination of (i) achievement of individual goals agreed to by you and the CEO no later than March of each year of your employment; and (ii) the Company’s achievement of its financial goals, in all cases subject to approval by the Compensation Committee of the Gentherm Board of Directors, which approval shall not be unreasonably withheld. Any Bonus for a year will be payable no later than March 15 of the following year.

Make Whole Cash Bonus	You will be entitled to receive a signing and make whole bonus totaling $550,000 in cash. This amount will be paid with your first paycheck. This bonus must be repaid promptly following any (i) voluntary termination by you of your employment prior to the first anniversary of your start date or (ii) termination by Gentherm of your employment for Cause (as defined herein) prior to the first anniversary of your start date. Notwithstanding the foregoing, your resignation for Good Reason (as defined herein) shall not trigger any repayment obligation.

Make Whole Equity Grant	On the first date of your employment, equity having a grant date value of $400,000 would be awarded (the “Make Whole Equity Grant”). This amount, divided by Gentherm’s 10-trading day average stock price ending on such date, will determine the number of restricted stock units (RSUs) that you would receive. [60% of these RSUs would vest based on the company’s achievement of financial measures over the following three years and 40% would vest equally over the following three years, without performance conditions.] The performance-based RSUs may vest anywhere from 0-200% of target, which at 200% is equivalent to a total grant date value of the entire award of $640,000.

Equity Compensation	In addition to the Make Whole Equity Grant described above, subject to approval by the Compensation Committee of the Board of Directors in its discretion, you will be entitled to receive equity compensation commensurate with your position, and commensurate with that awarded to other executive officers of the company (with variations based on relative positions as determined by the Compensation Committee) at periodic intervals. Typically, additional equity grants are awarded by the

Term Sheet Page 1 of 5

Compensation Committee each year. Equity grants to executive officers were made in June 2018 and it is expected, although not guaranteed, that new equity grants to executive officers will be made at approximately the same time in 2019. The recurring equity grant for this position in 2018 was an award with a grant date value of $500,000. For the avoidance of doubt, in any year in which all or substantially all of the other executive officers of the Company receive equity compensation grants, you will also receive an equity compensation grant

Separation/Change in Control	The terms set forth further below under “Separation/Change in Control” describe your rights and benefits in the event of certain separation or change in control events.

Company Vehicle	You will be entitled to full time use of a Company-owned vehicle. The personal use of such vehicle will be a taxable benefit to you.

Technology	The Company will provide you with a mobile phone, laptop computer, iPad and appropriate other technology accessories.

Relocation	Relocation benefits will be provided to assist with your move to Northville. The relocation policy and repayment agreement have been provided to you.

Start Date	As soon as possible after December 1, 2018.

EMPLOYEE BENEFITS

Term Life Insurance/ADD – Company paid	150% of annual salary provided by Gentherm in accordance with the group benefit plan offered to other similarly-situated Gentherm employees.

Short Term/Long Term Disability – Company paid	Provided by Gentherm in accordance with the group benefit plan offered to other similarly-situated Gentherm employees

Vacation	Four weeks per year

Sick Leave	One week per year

Paid Holidays	In accordance with Gentherm’s Northville location holiday schedule (15 total holidays in 2018)

Medical / Dental / Vision / Flexible Spending Account	All in accordance with the group benefit plan offered to similarly situated Gentherm employees. Details will be provided to you on your first day of employment, unless you require information sooner.

401(k) Retirement Savings Plan	Automatic enrollment at 6% unless opted out. Voluntary participation for amounts above 6%. Current Company discretionary match at dollar for dollar for first 4%.

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All amounts and benefits payable by the Company to you in conjunction with your employment by the Company shall be subject to any applicable federal, state, local or other tax withholding requirements.

SEPARATION / CHANGE IN CONTROL

(a)    If your employment is terminated by the Company or successor (or if the Company revokes this Offer Letter Agreement after you sign and return it) without “Cause” (as defined below) or by you for “Good Reason” (as defined below), subject to the notice and release requirements described below, the Company will pay (i) your base salary for a period of 12 months, paid in a lump sum no later than 30 days after your termination date; (ii) one full year’s Bonus at target level, paid in a lump no later than 30 days after your termination date; and (iii) a pro rated Bonus (i.e., the product of (A) the number of weeks you were employed by the Company in the year in which your employment terminates and (B) your target Bonus amount divided by 52); in addition, you will be entitled to (x) immediate vesting of (I) all unvested equity awards that were scheduled to vest during the first 12 months following your termination and (II) all unvested portions of the Make Whole Equity Grant, regardless of when such unvested portions of the Make Whole Equity Grant were scheduled to vest; (y) outplacement services for one year up to a maximum cost of $50,000; and (z) an amount equal to 12 months of premiums for COBRA continuation coverage of your health insurance should you elect such coverage, including the portion that was paid by the Company (the employer portion) and the portion paid by you (the employee portion) during your employment.

(b)    “Cause” means only your: (i) material or persistent breach of any agreement between you and the Company; (ii) engaging in any act that constitutes serious misconduct, theft, fraud, material misrepresentation, serious dereliction of fiduciary obligations or duty of loyalty to the Company; (iii) conviction of a felony, or a plea of guilty or nolo contendere to a felony charge or commission of any criminal act involving moral turpitude which in the reasonable opinion of the Board brings you, the Board, or the Company into disrepute; (iv) willful misconduct in the performance of your material duties under this letter agreement; (v) willful, unauthorized disclosure of material confidential information belonging to the Company, or entrusted to the Company by a client, customer, or other third party; (vi) repeatedly being under the influence of drugs or alcohol (other than prescription medicine or other medically related drugs to the extent that they are taken in accordance with their directions) during the performance of your duties under this letter agreement, or, while under the influence of such drugs or alcohol, engaging in grossly inappropriate conduct during the performance of your duties under this letter agreement; (vii) repeated failure to comply with the lawful directions of the Board that are not inconsistent with the terms of this letter agreement; (viii) any material failure to comply with the Company’s material written policies or rules that are not inconsistent with this letter agreement; (ix) material omission, misrepresentation, or falsification of any material information during your interview, background check, or employment negotiations that the Company relied upon in hiring you which first becomes known to the Company after the date of this letter agreement; or (x) your personal engagement in conduct that a judicial or arbitral tribunal finds violated applicable state or federal laws governing the workplace that could reasonably be expected to bring the Company into disrepute. In order for the Company to terminate your employment for Cause under any of clauses (i), (iv), (vi), (vii) or (viii) in the preceding sentence, the Company must provide you with written notice of its intention to terminate employment for Cause and describing the acts or omissions upon which such termination for Cause is based, and you will be provided a 30-day period from the date of such notice within which to cure or correct such acts or omissions if they are reasonably susceptible of cure or correction.

Term Sheet Page 3 of 5

(c)    “Good Reason” means the occurrence of any of the following without your consent:

(i)	a material breach of your Offer Letter Agreement by the Company;

(ii)

a material diminution in your then-current compensation or benefits, authority, duties, or responsibilities, including following a Change in Control, or a change of your primary work location to a location that is more than 50 miles away from Northville, MI;

(iii)	a requirement that you report to an individual other than the Chief Executive Officer; or

(iv)	any successor’s failure, including following a Change in Control, to explicitly assume the Company’s duties and obligations under the terms of this letter agreement.

Notwithstanding the above, no “Good Reason” exists unless (I) you notify the Company in writing within 30 days after the existence of any condition listed above, and the Company fails to cure the condition within 30 days after receiving notice, and (II) you terminate employment by no later than 30 days after the providing the notice. Your waiver of any event constituting Good Reason shall not constitute a waiver of any subsequent event.

(d)    A “Change in Control” means the earliest to occur of any of the following events, each of which must also constitute a “change in control event” (within the meaning of Treas. Reg. section 1.409A-3(i)(5)):

(i)

Any one Person or more than one Person Acting as a Group (each as defined below) acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Group, beneficial ownership of more than a majority of the total fair market value or total voting power of the then-outstanding securities of the Company;

(ii)

Any one Person or more than one Person Acting as a Group (each as defined below) acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Group, the assets of the Company that have a total gross fair market value (as determined by the Gentherm Board of Directors) of more than 50% of the total gross fair market value of all of the assets of, as applicable, the Company immediately prior to the initiation of the acquisition; or

(iii)

A majority of the members of the board of directors of the Company is replaced during any 12-month period by directors whose appointment or election is not endorsed or approved by a majority of the members of the board who were members of the board prior to the initiation of the replacement.

Term Sheet Page 4 of 5

For purposes of this provision, a “Person” means any individual, entity or group within the meaning of section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than (A) the Company, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or (C) any corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company. Persons will be considered to be “Acting as a Group” (or a “Group”) if they are a “group” as defined under Section 13 of the Exchange Act. If a Person owns equity interests in both entities that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such shareholder is considered to be Acting as a Group with other shareholders only with respect to the ownership in that entity before the transaction giving rise to the change and not with respect to the ownership interest in the other entity. Persons will not be considered to be Acting as a Group solely because they purchase assets of the same entity at the same time or purchase or own stock of the same entity at the same time, or as a result of the same public offering.

(e)    Your right to receive severance pay under this provision is conditioned upon (i) your signing and delivering to the Company, and there becoming irrevocable, within 45 days after your employment termination date, a general release of claims, in form and substance reasonably acceptable to the Company, by which you release the Company from any claim arising from your employment by, or termination of employment with, the Company, in consideration for the payment; and (ii) your continued compliance with the terms of your Confidential Information and Inventions Assignment Agreement. The release shall preserve your entitlement to your compensation and benefits under this Offer Letter Agreement, your vested savings and retirement benefits, as well as indemnification and defense in accordance with the Company’s bylaws, personnel policies, insurance policies, and applicable law. The Company will make no payment unless the general release becomes effective on or before the 45th day following your employment termination date. Provided that you satisfy the foregoing release requirement, any severance payment under this provision that otherwise would be due before then will be paid to you in a lump sum on the first regular Company payroll date following the 45th day after your employment termination date.

(f)    On termination of your employment (for whatever reason) you will be entitled to receive the pro rata portion of your base salary through the date of your termination, together with such compensation or benefits to which you may be entitled by law or under the terms of the Company’s compensation and benefit plans in effect including, without limitation, amounts owed to you for unpaid vacation leave accrued during the course of your employment with the Company pursuant to Company policy as from time to time in effect.

(g)    Upon the Company’s adoption of a severance/change in control benefit plan applicable to executive officers of the Company (a “New Plan”), the terms of this Offer Letter Agreement set forth beneath the heading “Separation / Change in Control” (page 4 hereof) shall no longer control and shall be superseded by the New Plan, provided that the terms of the New Plan are no less favorable to you than the terms hereof, and provided that the New Plan entitles you to receive the same benefits upon separation or change in control as other executive officers of the Company.

Term Sheet Page 5 of 5

ATTACHMENT

Form of CONFIDENTIAL INFORMATION AND

INVENTION ASSIGNMENT AGREEMENT

Agreement made ________/________/________

RECITALS

As an employee of Gentherm Incorporated, (hereinafter referred to as the “Company”), I have gained or will gain knowledge of the Company’s trade secrets or other confidential information or proprietary information, as defined below. The Company would suffer irreparable harm if I were to use such confidential information outside of the Company, and/or on behalf of any competitor of the Company; and the Company is entitled to be protected from any such unauthorized retention or use. Furthermore, because I have extensive knowledge about the Company’s business and I possess special knowledge concerning that business, the Company is also entitled to be protected from the possibility that I may seek to become associated with a business that competes with the Company’s business.

DEFINITIONS

For the purposes of this Agreement, the term “trade secret” includes, but is not limited to, technical data, non-technical data, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, or a list of actual or potential customers or suppliers lists, graphs, sheets, diskettes for computer storage, and correspondence which (a) derives economic value, actual or potential, from not being generally known outside the Company and not being readily ascertainable; and (b) is subject to efforts to maintain its secrecy. For purposes of this Agreement the term “other confidential information” includes any information which is not a trade secret, but which is not generally known to the public, and is received from, or concerns the affairs of, the Company or is received from a third party under obligation of confidentiality.

The following is a list of trade secrets or other confidential information intended to be covered by this Agreement.

This list is not inclusive, but intended as an illustration of the types of information protected by this Agreement:

A.  Marketing Information: Information about the Company’s operations, including, but not limited to, identity, number and location of customers, sales, sales volume(s), and marketing and advertising research.

B.  Management Information: Any and all information relating to employee compensation programs, procedural systems, hiring practices, technical information, sales techniques quality control, financial information, marketing plans and strategy, operational plans, strategies and goals, contracts, marketing, evaluation procedures and case studies.

C.  Proprietary Information: Any inventions, source codes, algorithms, schematics, models, discoveries, developments, improvements, methods, processes, know-how, compositions, works, concepts, trade secrets, designs and ideas (whether or not capable of patent, trademark or copyright protection), trademarks, logos, trade names, proprietary materials, copyrights, copyrightable works, non-copyrightable works, patents, domain names, database rights, methodologies, websites, web-pages, search engines, designs, applications, data, programs, phone numbers, fax numbers, cell numbers, email addresses and accounts, and any other proprietary information.

D.  Other Information: Any other information of any kind which gives the Company an opportunity to obtain advantage over competitors.

For the purposes of this Agreement, the “Company” shall mean Gentherm Incorporated and any corporation, division, partnership, limited liability company or other person and/or business organization working in connection with Gentherm Incorporated, as well as their respective officers, directors, members, employees, and agents.

AGREEMENT

In consideration for my employment and/or continued employment with the Company, the disclosure to me of the Company’s trade secrets and/or other confidential information, and other valuable consideration, I agree to the following:

A.	Trade Secrets & Other Confidential Information.

1.

I will not at any time, either during or after my employment with the Company, use or disclose to others any trade secrets or other confidential information about the Company’s business or any of its proprietary rights to which I had access or was provided during my employment and any such information reasonably considered confidential and not within my general knowledge or within the scope of my acquired skills from sources other than my employment. I agree to execute any further agreements concerning any trade secrets of the Company as may be required by the Company.

2.

Upon termination of my employment, I will deliver to the Company all documents or papers (including any medium for electronic storage of information) relating to the Company’s business or such trade secrets or other confidential information that are in my possession or under my control without making copies or summaries of any such material.

3.

To the fullest extent permitted by law, any inventions, source codes, algorithms, schematics, models, discoveries, developments, improvements, methods, processes, know-how, compositions, works, concepts, trade secrets, designs and ideas (whether or not capable of patent, trademark copyright protection), trademarks, logos, trade names, proprietary materials, copyrights, copyrightable works, non-copyrightable works, patents, domain names, database rights, methodologies, websites, web-pages, search engines, designs, applications, data, programs, phone numbers, fax numbers, cell numbers, email address and accounts, and any other proprietary information (collectively “Proprietary Information”) (a) suggested by or resulting from any work I do as an employee (alone or with others) of the Company; (b) resulting from my use of the Company’s time, materials or facilities; or (c) relating to existing or planned activities of the Company (including all affiliates of the Company) are WORKS-FOR-HIRE and shall be promptly disclosed to the Company and shall be its exclusive property. I assign to the Company any rights I may have or acquire in such Proprietary Information and agree to sign and deliver at any time any instruments confirming the exclusive ownership by the Company. In the event that any Proprietary Information is determined not to be WORKS-FOR-HIRE by a court of competent jurisdiction, this Agreement shall operate as an irrevocable assignment by me to the Company of my entire interest in any such Proprietary Information, including, without limitation, any and all rights that I may have or acquire in the Proprietary Information.

4.	All inventions, proprietary information, or discoveries that belong to me before being employed by the Company, and which I want to exempt from this agreement, are listed on an attached schedule.

5.	I agree that during my employment by the Company I will not engage in any other employment or business, unless specifically authorized by the VP of Human Resources and/ or the General Counsel.

6.	I agree that my obligations under this Section will continue indefinitely until such time as the information ceases to be a trade secret or of any other advantage to the Company.

B.	Non-Solicitation and Non-Compete.

While associated with the Company, and for a period of twelve months after my employment with the

Company ends for any reason, I shall not, either directly or indirectly:

(a) induce or solicit, directly or indirectly, any employee of the Company to terminate his or her employment with the Company,

(b) engage in or otherwise provide services to any business which is the same or is substantially similar to the business of the Company, or

(c) take any action that will cause the termination of a business relationship between the Company and any business entity who is or was a customer or supplier, or a prospective customer or supplier of the Company within twelve months prior to my employment ending, and with whom I had material dealings or about whom I was provided confidential information.

C.	At Will Employment, Governing Law, Etc.

I agree that this agreement (a) shall not be construed as an agreement by the Company to employ me for any specific period; (b) cannot be modified except in writing, signed by me and the President of the Company entitled “Employment Contract”; (c) shall inure to the benefit of the Company and its successors and assigns; (d) shall be binding upon my heirs, legal representatives, and assigns; and (e) shall be governed by Michigan Law. I further acknowledge and agree that I am an Employee At Will.

D.	Injunctive Relief.

I acknowledge that: (a) the breach of any provision of this Agreement will result in immediate and irreparable damage to the Company; (b) no adequate remedy at law exists with regard to any such breach; (c) public policy will be furthered by the enforcement of this Agreement by an injunction; (d) injunctive relief will not deprive me of an ability to earn a living because I am qualified for many positions which do not involve the breach of any provision of this Agreement; and (e) the Company will be entitled to enforce this Agreement by injunction or other equitable remedies in the event of such breach, in addition to any other remedies available to the Company (including, without limitation, monetary damages). Accordingly, in the event of a breach (or threatened or attempted breach) of this Agreement, the Company shall, in addition to any other rights and remedies, be entitled to immediate appropriate injunctive relief, or a decree of specific performance of this Agreement, without the necessity of showing any irreparable injury or special damages. If it is judicially determined that I have violated any of my obligations under this Agreement, I shall pay the Company’s actual legal fees and costs associated with any such judicial action, including, but not limited to, the Company’s actual attorneys’ fees.

E.	Severability.

If this Agreement shall be held by a court to be invalid or unenforceable because it is too broad in any respect, the agreement shall be narrowed by the court to the extent required to be enforceable.

F.	Entire Agreement.

This Agreement constitutes the entire agreement and understanding between me and the Company concerning the matters contained herein and supersedes any prior understanding, agreement or negotiations regarding such matters.

G.	Assignment.

This Agreement shall be assigned by Company in connection with any sale of the Company’s business. I acknowledge that my obligations under this Agreement are personal to me and that I cannot assign my obligations in this Agreement to any other person or entity.

H.	No Legal Restrictions.

I confirm that there is no legal restriction on my ability to perform the duties and obligations set forth in this Agreement, nor do I have any existing obligation to others which might be inconsistent with any provision contain herein.

Dated: ________/________/________

I have read and fully understand the terms of this Agreement.

Employee

Accepted and Agreed:

On behalf of Gentherm

Optional Attachment: Excluded Prior Inventions (if any)